■ EX-99.1.
FY2006 Operation Performance Results

2007 CEO FORUM 2007.1.11

Agenda 2006 Operating Performance 2007 Business Plan 2 1 Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

Production & Sales (in million tons) Consolidated Portion of Sales Volume Finished product sales Strategic product sales Crude steel production POSCO (non-consolidated) POSCO ? Consolidated production 31.2mt, from POSCO, Changwon, Zhangjiagang ? Despite Zhangjiagang STS, sales down due to major maintenance, incl. No.3 BF in 1H ? High VA product continued to rise, as focus of product mix shift to strategic products 2006 Operating Performance *Disclosures are to be based on consolidated financial statements from FY07, POSCO prepared key results in consolidated terms ? Consolidated companies : 69 companies (consolidated 52, equity-method 17 / domestic 23, overseas 46) 500 0 0 0 6500 6700 6600 500 6400 6200 6100 0 0 0 500 3000 4000 5000 0 0 0 2004 2005 2006 2004 2005 2006 2004 2005 2006 10.8 12.4 40.6% 47.6% 31.8 31.1 31.1 31.4 31.2 30.9 14.7 57.1% 7.9 7.8 7.8 4Q 30.2 30.5 30.1 7.3 7.5 7.2 29.2 28.7 28.5

Income Summary * Consolidated results for 2006 are subject to change with adjustments in internal transactions (billion KRW) Consolidated Revenue Operating income Net income POSCO * POSCO net income : excludes equity method gains ? Solid results from increased high VA product sales and cost reduction ? Automotive steel sales up by 600K ton, advanced CR by 310K ton, TMCP by 340K ton ? Cost saving maximized (KRW 1.1tn) by increased use of low cost raw material and Global Sourcing procurements 2006 Operating Performance * TMCP : Thermo Mechanical Controlled Process 500 6000 6800 6600 0 0 0 500 3500 4200 2800 0 0 0 500 0 0 0 3300 3800 2700 2004 2005 2006 2004 2005 2006 2004 2005 2006 23,973 26,302 5,319 6,083 4,395 25,739 3,814 4,012 3,207 21,695 19,792 20,043 5,203 5,609 5,409 4Q 1,088 1,614 1,097 5,054 5,912 3,892 365 1,173 852 3,706 3,997 2,913

Summarized Income Statement (POSCO) 2004 2005 2006 2004 2005 2006 YoY(%) Revenue Revenue 19,792 21,695 20,043 -7.6 Gross income (Gross margin) Gross income (Gross margin) 6,085 (30.7%) 6,992 (32.2%) 5,010 (25.0%) -28.3 S G & A S G & A 1,031 1,080 1,118 3.5 Operating income (Operating margin) Operating income (Operating margin) 5,054 (25.5%) 5,912 (27.2%) 3,892 (19.4%) -34.2 Non-op income (expense) Non-op income (expense) 177 (558) 226 - -interest income -dividend income -equity method gains -FX related gain -others (64) 43 165 182 (149) (25) 73 47 143 (796) 3 61 311 75 (224) - -16.4 562 -47.6 71.9 Net income (Profit margin) Net income (Profit margin) 3,826 (19.3%) 3,995 (18.4%) 3,207 (16.0%) -19.7 (billion KRW) *2006 equity method gains: domestic KRW 149.8bn (Changwon 46.9, PoscoE&C 41.4) overseas KRW 161.1bn (Zhangjiagang 57.4, Qingdao 22.4) 2006 Operating Performance

Financial Structure Assets increased due to profit generated and new investments ? Despite increased debt for share buyback and new investments, debt ratio improved (billion KRW) 500 5600 6300 6800 0 0 0 500 1800 1700 1900 0 0 0 500 4000 5100 5700 0 0 0 2004 2005 2006 Consolidated 2004 2005 2006 2004 2005 2006 24,129 27,507 7,743 7,652 16,386 19,855 Total assets Liabilities Shareholders' equity POSCO Consol. POSCO 30,905 8,657 22,248 POSCO 21,367 24,207 Consol. 26,363 5,257 4,697 4,571 16,110 19,510 21,792 * Changes in debt '06 (POSCO) - repayment at maturity: KRW 1.0tn - issue of new debt: KRW 1.7tn 2006 Operating Performance

Summarized Balanced Sheets (POSCO) (billion KRW) 2004 2005 2006 2004 2005 2006 YoY(%) Current assets Current assets 7,742 8,399 7, 871 -6.3 Cash equivalent assets* Notes receivable Inventory 3,564 1,985 2,109 3,351 2,110 2,719 3,213 1,804 2,735 -4.1 -14.5 0.6 Long-term assets Long-term assets 13,625 15,808 18,492 17.0 Investment securities Fixed assets 4,059 9,203 4,631 10,899 5,796 12,466 25.2 14.4 Total assets Total assets 21,367 24,207 26,363 8.9 Liabilities Liabilities 5,257 4,697 4,571 -2.7 Current liabilities Long-term liabilities 3,221 2,036 3,777 920 1,747 2,824 -53.7 207.0 (Interest bearing debt) (2,490) (1,414) (2,146) 51.8 Shareholders' equity Shareholders' equity 16,110 19,510 21,792 11.7 Total liabilities and S/H equity Total liabilities and S/H equity 21,367 24,207 26,363 8.9 * Cash equivalent assets: Cash & cash equivalent, short-term financial instruments, trading securities 2006 Operating Performance

Financial Ratio Operating Income EBITDA Return on Equity Liabilities-to-Equity Ratio 2006 Operating Performance 1,145 1,325 1,469 1,511 '06.1/4 16.9 20.1 (KRW trillion,%) 2/4 3/4 (%) (KRW trillion,%) (%) 20.1 4/4 '06.1/4 24.6 28.3 2/4 3/4 27.7 4/4 '06.1/4 19.6 21.2 2/4 3/4 22.0 4/4 '06.1/4 13.9 14.3 2/4 3/4 17.4 4/4 21.0 27.9 20.3 17.6 790 941 1,064 1,097

Key Business Activities 2006

2006 Operating Performance

❑ Increased global growth investment

O Completion of integrated stainless steel mill in Zhangjiagang, China ('06.7)

- Completed operational capacity: Pohang 2.0mn ton, Zhangjiagang 800K ton
- Equity purchase to secure stainless CR manufacturing customers: Taihan (19.9%) & Thainox (15%)

O Progress on India project

- Mine: Prospecting license applied(1H.'06), approved and recommended to central gov't ('06.12)
- Land: 1,135 acre gov't land purchased ('06.6), in principle approval of SEZ by central gov't ('06.9)
- Infra: Equity participation on railroad construction project('06.10)

O Strengthen overseas production, processing and marketing base

- Resolved CR Mill in Vietnam('06.12): CR 1.2mn ton/yr(Phase 1) ä HR 3.0mn ton/yr(Phase 2)
- Resolved CGL in Mexico('06.12): CGL for automobile (400Kt/yr)
- Increase overseas processing centers to 14: add'n to Japan, Thailand, India (capacity 1.8mn ton/yr)

O Investment on overseas raw material mines and construction of nickel refinery

- JV for New Caledonia nickel mine & Gwangyang refinery ('06.5): stable, cheap 30K ton/year supply
- Equity share in Australian Newpac Coal Mine ('06.12): up to 500K ton/yr supply secured

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Key Business Activities 2006
2006 Operating Performance

Increase production capacity and upgrade facilities

- Revamping Pohang No.3 BF ('06.5): production increase 450K ton/yr
- Upgrade Pohang No.2 HR & add'n continuous rolling ('06.5): capacity increase 400K ton/yr
- Completion of Gwangyang No.6 CGL for auto-steel ('06.6): capacity 400K ton/yr
- Upgrade Electrical Steel Mill ('06.6): Capacity 1mn ton/yr
- Expansion of TWB ('06.8): Capacity 5.5 → 6.7 mn sheets/yr

Enter into new businesses for future growth engine

- Completed acquisition of Posco Power ('06.3)
- Began construction Magnesium Sheet factory ('06.8): production capacity 3,000 ton/yr
- Progress on Fuel Cell development for power generation
  : 250kW Field Test & adoption of advanced technology

Strengthen strategic alliance with overseas steel company

- Strategic alliance with NSC expanded ('06.10)
  - Exchange slabs, cooperate on by-product recycling, jointly invest on raw mat'l development

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Category Investment Major projects Increase strategic product 0.9 Upgrade Pohang No.2 HR & Elec. Steel Mill Increase production capacity 1.2 Finex, re-vamping of Pohang No. 3 BF Maintenance, cost cut, env't 1.0 Gwangyang sinter gas purification facility Overseas steel, alliance, raw mat'l 0.4 Vietnam, Nickel, processing centers, NSC Energy, new business 0.3 Posco Power ? Total investment in 2006: KRW 3.8tn (trillion KRW) Key Business Activities 2006 2006 Operating Performance

Share price ? Large increase in share price over KOSPI '05.12/E '06.3/E '06.6/E '06.9/E '06.12/E KOSPI POSCO KRW 202,000 1,379.4 KRW 309,000 (+53%) 1,434.5 (+4%) < Share price movement over 12 months > 2004 2005 2006 2004 2005 2006 < PER > 2004 2005 2006 < EPS > < Market Cap. > 4.0 4.0 7.6 50,438 47,331 40,748 17.6 16.3 26.9 (x) (KRW) (trillion KRW) 2006 Operating Performance

Enhancing Shareholder Value ? Buyback/cancel for 6 consecutive years ? Total 4% share buyback in '06 ^ No. treasury shares: 9,594K (as of Dec.06) ? '06 dividend plan (tentative) ? KRW 8,000/share (incl. interim \2,000) ? Dividend yield: 2.6% (over closing price '06) ? Dividend payout ratio: 19.4% 2001 2002 2003 2004 2005 2006 Dividend (interim) 2,500 (500) 3,500 (500) 6,000 (1,000) 8,000 (1,500) 8,000 (2,000) 8,000 (2,000) < Annual dividends > (KRW) (thousand shares) < Annual share buyback/cancellation > 2001 2002 2003 2004 2005 2006 2,891 2,808 1,816 1,779 2,651 3,408 cancel buy- back '06 Shareholder Return Ratio 45.9% ^ SRR (Shareholder Return Ratio) : (cash dividend+share buyback/cancellation)/net income ? Improved corporate governance and management efficiency ? Separation of Representative Director and BoD Chairperson ? Establishment of CEO Candidate Recommendation Committee ? Realigning organization into 5 divisions to enhance responsible divisional management 2006 Operating Performance

Agenda 2 1 2006 Operating Performance 2007 Business Plan

Business Environment

2007 Business Plan

❑ Changes in Steel Industry Paradigm

- M&A continue: Premium steel mills continue strategic alliance/M&A
- Competition for raw mat'l: Increase in iron ore self-sufficiency and joint-development of mines
- Global steel growth continue: Developed countries slow but emerging markets lead growth

※ Global steel consumption: 1,029('05) → 1,121('06,+8.9%) → 1,179mn tons('07,+5.2%)

(IISI,'06.10)

❑ Chinese Steel Industry Overview

- Oversupply remain: Crude steel production 462mn ton in 2007(+10% yoy), export 33mn ton
- Protectionism revives: Potential trade dispute led by US & EU
- China begin restructuring by focusing on few targets and adjusting export taxes

❑ Domestic Steel Industry Overview

- Market share of Chinese import rise: China 46%(+10%), Japan 39%, Others 15% ('06)
- Domestic consumption to increase: +3.1% in 2007 with better auto, ship, machine industry

※ Domestic consumption: 47.1('05) → 49.2('06,+4.5%) → 50.8mm tons('07,+3.1%)

(POSRI, '06.11)

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Global Steel Market Trend ? Slow in 1H07, but to recover in 2H07 as supply & demand improve ? US/EU: Weak with slow economy & rising import, but production discipline to take effect in 2Q ? China: Despite rising production, stable due to low inventory & mills' effort to stabilize market (mm tons) '06(E) '07(F) (mm tons) '06(E) '07(F) YoY U.S. EU(25) 116.4 171.5 114.9 169.6 -1.0 -1.1 < '07 US/EU steel consumption > *IISI ('06.10) '06.4Q '07.1Q '06.4Q '07.1Q QoQ U.S. EU(25) 151.9 171.5 135.2 161.1 -11% -6% < 1Q07 steel price index > *CRU ('06.11): benchmark Apr.94 price of 6 key prod. *CRU ('06.10) < '07 Asia steel price forecast > 475 468 475 478 493 580 588 595 598 613 CR HR (C&F, East & South East Asian port) '06.4/4(E) '07.1/4(F) 2/4(F) 3/4(F) 4/4(F) (U$/tons) 2007 Business Plan

? Aggressively pursue Global Growth Investment ? India Project: acquisition of mining rights and landsite ? Approval of prospecting license for mine in Khandadhar area by central gov't('07.3) ? Complete land purchase('07.9), begin port and site preparation('07.10) ? Complete construction of 1st Phase with 4mn ton capacity ('10.E) ? Ground breaking for Vietnam CR and Mexico CGL ('07.10) ? Vietnam: 1st Phase with CR 1.2mn ton/yr (completion '09.12) ? Mexico: automotive steel 400K ton/yr (completion '09.6) ? Extend alliances with major steel mills and invest in raw material development ? Mining right in New Caledonia and ground breaking of Gwangyang refinery ('07.5) ? Complete commercialization of proprietary innovative Technology ? Complete construction of No.1 FINEX ('07.4) and begin commercial operation ? Focus on stable casting and rolling technology development for poStrip 2007 Business Activities 2007 Business Plan

2007 Business Activities
2007 Business Plan

❑ Establish high value-added, low cost production structure

○ Rationalization of Gwangyang No.3 BF and downstream facilities

- Revamp Gwangyang No.3 BF: capacity increase 670K ton/yr ('07.10~12)
- Rationalize No.2 Continuous Casting ('07.8~12), No.3 HR ('07.10~11), No.4 CR ('07.10~11)

○ Strengthen sales capability for strategic product

- '07 target for strategic product sales : 57%('06) → 63%('07 target)
- Add 11 overseas processing centers: 14 in 6 countries('06) → 25 in 8 countries('07)

○ Cost Reduction

- '07 target : KRW 500bn
  - Raw material 364bn, secondary material 41bn, energy 35bn, etc

❑ Strengthen "POSCO Way" and consolidated-based management

○ Refine PSSM (POSCO style 6 sigma + QSS + BPM)

○ Pursue mutual growth with affiliates and develop new growth engine

* QSS : Quick Six Sigma, BPM : Business Process Management

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(KRW trillion) ? Posco's domestic steel investment (KRW 2.9tn) - Strategic Product 1.2tn, Capacity expansion 0.7tn Maintenance 0.7tn, Cost savings 0.2tn Environment 0.1tn ???? ???? ??? ??? ???? 29111 17761 12000 594 Internal facilities 2.9tn (49.2%) Energy&other 0.1tn Overseas steel & raw mat'l 1.7tn (28.8%) < Consolidated: KRW 7.4tn> Target Invest Target Invest % Steel 6.7 90.5 E&C 0.2 2.7 Energy & other 0.5 6.8 Total 7.4 100.0 New biz/alliance 1.2tn (20.3%) < Posco: KRW 5.9tn > 2007 Investments 2007 Business Plan (KRW trillion)

The above data represents Company's internal objectives, and should not be used as a basis for investment decisions 2007 Business Plan in million tons, trillion KRW 2006 2006 2007 2007 in million tons, trillion KRW Consolidated POSCO Consolidated POSCO Crude Steel Prod. 31.2 30.1 32.4 30.6 Sales Volume 30.9 28.5 31.7 29.1 Revenue 25.7 20.0 29.8 21.3 Operating Income 4.4 3.9 4.9 4.1 Investments 4.9 3.8 7.4 5.9 ? 32mn ton capacity with No.1 FINEX and Zhangjiagang STS ? Crude steel production: POSCO 30.6mn ton, Changwon 0.9mn, Zhangjiagang 0.9mn ? Revenue (simple add'n by division): Steel \ 32.6tn, E&C 3.5, Energy 0.7tn, IT/etc 0.6tn 2007 Business Plan

2007 CEO FORUM 2007.1.11